September 19, 2024

VIA EDGAR

Mr. Eddie Kim
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549

Re:	Shell plc Registration Statement on Form F-4 Filed September 5, 2024 File No. 333-281941

Dear Mr. Kim:

On behalf of Shell plc (“Shell”) and Shell Finance US Inc. (together with Shell, the “Company”), and in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated September 17, 2024 (the “Comment Letter”), to the Company’s registration statement on Form F-4 filed with the Commission on September 5, 2024 (the “Registration Statement”), we submit this letter containing the Company’s responses to the Comment Letter.  We are concurrently submitting via EDGAR this letter and Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”).  In addition to revisions in response to the Staff’s Comment Letter, the Amended Registration Statement also reflects revisions to (a) increase the Maximum Amount from $10 billion to $12 billion and (b) offer the Early Participation Premium in respect of all Old Notes that are validly tendered (and not validly withdrawn) by the Expiration Time and accepted for exchange.

For your convenience, we have set out the text of the Staff’s comments from the Comment Letter in bold, followed by the Company’s responses. All page references in the responses set forth below refer to page numbers in the Amended Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in the Amended Registration Statement.

Registration Statement on Form F-4

Cover Page

1.
We note the following disclosure in the offer to exchange: “Subject to applicable law and as described under ‘The Exchange Offers – Extensions; Amendments; Waiver Termination,’ we may, at our option and sole discretion, waive any such conditions with respect to any of the Exchange Offers, except the condition that the registration statement of which this prospectus forms a part has been declared effective by the U.S. Securities and Exchange Commission.” Please confirm in your response letter that if you waive any conditions to any one of the note offerings, you would extend all of the offers to inform noteholders of that change, and to disclose the potential impact on them. See your comment below regarding the fact that changes to any one of the exchange offers affects all the offers, as currently structured.

Response:

The Company confirms that if it waives any conditions to any one of the Exchange Offers, it will inform all of the noteholders of such change and disclose any potential impact on them. In addition, the Company confirms its understanding that the waiver of a condition to any one of the Exchange Offers could constitute a material change in the terms of all of the Exchange Offers, requiring all of the Exchange Offers to remain open (with withdrawal rights) for specified minimum periods. Please see the Company’s responses to Comment (9) below.

The Exchange Offers, page 2

2.
We note the following statement at the bottom on page 2: “Subject to applicable law, we reserve the right, but are not obligated, to increase or decrease the Maximum Amount as described below under ‘The Exchange Offers—Extensions; Amendments; Waiver; Termination.’ Any such increase could result in the exchange of a greater aggregate principal amount of Old Notes. Accordingly, Holders should not tender Old Notes that they do not wish to have exchanged in the Exchange Offers” (emphasis added). If you increase or decrease the Maximum Amount, which is equivalent to a change to the number of notes sought in the offers, it appears you would be required to extend the offers and disseminate notice of this change to security holders. See Rule 14e-1(b). Your disclosure on page 29 appears to acknowledge this obligation: “In accordance with Rule 14e-1 under the Exchange Act, if we elect to change the consideration offered or the percentage of Old Notes sought, the relevant Exchange Offers will remain open for a minimum ten business-day period commencing on the date that the notice of such change is first published or sent to holders of the Old Notes.” Therefore, we do not understand the italicized sentence. Please revise here to clarify your obligation to amend, disseminate and (possibly) extend the offers upon making such a change.

Response:

Consistent with the disclosure on page 20 of the Registration Statement, the Company acknowledges that Rule 14e-1(b) would be applicable if the Company were to increase or decrease the Maximum Amount, and has revised the disclosure on the cover page and pages 2, 11, 15, 16 and 20 of the Amended Registration Statement to delete the sentence cited by the Staff.

Terms of the Exchange Offers, page 14

3.
We note the following disclosure in this section, and similar disclosures throughout the offer material: “If either of the Minimum Size Condition or the Maximum Amount Condition is not satisfied with respect to a given series of Old Notes, then (i) no Old Notes of that series will be accepted for exchange (whether or not validly tendered) and (ii) the series of Old Notes (if any) with the next lowest Acceptance Priority Level that satisfies both the Minimum Size Condition and the Maximum Amount Condition will be accepted for exchange, until there is no series of Old Notes with a lower Acceptance Priority Level to consider for exchange” (emphasis added). We also note the following disclosure on page 16: “The aggregate principal amount of Old Notes that are accepted for exchange in the Exchange Offers will be based on the order of acceptance priority for such series . . . , with Acceptance Priority Level 1 being the highest and Acceptance Priority Level 12 being the lowest” (emphasis added). It appears that the disclosure in the first quoted sentence above should read “the next HIGHEST Acceptance Priority Level.” Please revise or advise.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 3, 14, 16 and 18 of the Amended Registration Statement to refer to “the next highest Acceptance Priority Level.”

Settlement Date, page 17

4.
We note the following disclosure on page 11: “Even if the Exchange Offers are completed, the Exchange Offers may not be completed on the schedule described in this prospectus. Accordingly, holders participating in the Exchange Offers may have to wait longer than expected to receive their New Notes and the cash consideration . . . .” Please advise how this complies with the prompt payment requirement under Rule 14e-1(c).

Response:

The Company acknowledges the prompt payment requirements of Rule 14e-1(c) and respectfully refers the Staff to the disclosure on the cover page, page vi and page 17 of the Registration Statement and the Amendment Registration Statement, which discloses that the Company expects to issue the New Notes and pay the Cash Component promptly following the Expiration Time and that the Company expects settlement to occur on or about the third business day following the expiration of the Exchange Offers.  In response to the Staff’s comment, the Company has revised the disclosure on page 11 of the Amended Registration Statement to clarify that the potential delay referred to in that paragraph relates to a potential extension of the Exchange Offers rather than the period between the Expiration Time and the Settlement Date.

Conditions to the Exchange Offers, page 18

5.
Refer to conditions (ii) and (iv) on pages 18 and 19. A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the offeror. The conditions also must be drafted with sufficient specificity to allow shareholders to objectively understand their scope. Your conditions include the term “threatened” in describing “any action or proceeding.” It also includes a condition that “business, properties, assets, liabilities, financial condition, operations, results of operations or prospects and [your] subsidiaries taken as a whole” not “be threatened.” With a view towards revised disclosure, please advise what is meant by “threatened” in this context and how security holders can determine whether these conditions are implicated. Refer to Question 101.01 of the Tender Offer Rules and Schedules Compliance and Disclosure Interpretations (March 17, 2023).

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 18 and 19 of the Amended Registration Statement (a) to specify that with respect to condition (ii), any such threatened action or proceeding must be made “in writing” and (b) to delete the word “threatened” from condition (iv).

6.
You have included a condition that will be triggered by “any general suspension of or general limitation on prices for, or trading in securities on any national securities exchange or in the over-the-counter market.” Please revise to explain what would be considered a “limitation on prices for, or trading in securities on any national securities exchange or in the over-the-counter market,” or delete this language.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 19 of the Amended Registration Statement.

7.
We note that condition (iii)(4) will be triggered by “a commencement of a war, armed hostilities or other similar international calamity directly or indirectly involving the United States” (emphasis added), without any material qualifier on the gravity of such an event, without requiring any connection between such an event and the Exchange Offers, and without limiting the event to one directly involving the United States. In addition, it is unclear what current hostilities, which, if they worsen, would trigger this condition. The broad wording of this offer condition gives rise to illusory offer concerns under Section 14(e) of the Exchange Act and Regulation 14E thereunder, in particular given ongoing international hostilities. Please revise to narrow or qualify this condition, or advise.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 19 of the Amended Registration Statement.

Extensions; Amendments; Waiver; Termination, page 19

8.
We note the following statement at the bottom of page 19: “Subject to applicable law, each Exchange Offer is being made independently of the other Exchange Offers, and we reserve the right to terminate, withdraw, amend or waive any condition to each Exchange Offer independently of the other Exchange Offers at any time and from time to time, as described in this prospectus.” Because of the way the offers are structured and in particular, the order of priority for take up of multiple classes, along with the total maximum dollar amount of notes you are seeking to purchase, it appears that termination or modification of any offer for any particular class would materially impact the offers for all other class of notes. Please revise or advise.

Response:

The Company acknowledges that termination or modification of the Exchange Offer for any particular class of Old Notes could materially impact the Exchange Offers for all other classes of Old Notes.  As set forth in the Company’s responses to Comments (1) and (9), the Company confirms its understanding that a material change in the terms of any of the Exchange Offers would require all of the Exchange Offers to remain open (with withdrawal rights) for specified minimum periods.

Withdrawal of Tenders, page 21

9.
See our comment above. In addition, in order to rely on Rule 162 to commence this exchange offer early, you must provide withdrawal rights to the same extent as would be required if this Offer were subject to the requirements of Exchange Act Rule 13e-4 or Regulation 14D. See Rule 162(a)(2). This includes the requirement to provide “back-end” withdrawal rights 60 days after commencement of the offer, pursuant to Section 14(d)(5)of the Exchange Act. See footnote 281 on page 88 of Exchange Act Release 58597 (2008) (expanding the availability of “early commencement” for exchange offers not subject to Regulation 14D with certain conditions). Rule 162(a)(2) also requires you to disseminate notice of material changes and keep the offer open for certain minimum periods after such notice (with withdrawal rights). Please revise your disclosure here and elsewhere relevant.

Response:

In accordance with Rule 162(a)(2), the Company has revised the disclosure on pages 4 and 21 of the Amended Registration Statement to provide “back-end” withdrawal rights 60 days after the commencement of the Exchange Offers pursuant to Section 14(d)(5) of the Exchange Act.  In addition, the Company has revised the disclosure on page 20 of the Amended Registration Statement under “The Exchange Offers—Extensions; Amendments; Waiver; Termination” to more precisely disclose its obligations with respect to notice of material changes and related minimum offer periods.

Miscellaneous, page 22

10.
Refer to the first sentence in this section. Please revise this and similar statements throughout your offer material to remove the implication that the holders may not challenge your determination and interpretations in a court of competent jurisdiction.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 22 of the Amended Registration Statement.

General

11.
Given that this is an early commencement exchange offer, please remove the words “Subject to Completion” on the cover page of the prospectus. See Question 2 in Section I.E of the Third Supplement (July 2001) to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations. In addition, the date of the prospectus (at the bottom of the cover page) may not be left blank. Please revise.

Response:

In response to the Staff’s comment, the Company has revised the cover page of the Amended Registration Statement.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 474-1620 or by email at apitts@cravath.com.

Sincerely,

/s/ Andrew J. Pitts

Andrew J. Pitts